Exhibit 99.1

News Release

August 10, 2016

Foamix Reports Second Quarter 2016 Financial Results and Provides Business Update

Conference Call and Webcast on Wednesday, August 10, 2016 at 8:30am Eastern / 5:30am Pacific

Rehovot, Israel August 10, 2016 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX) (“Foamix Pharmaceuticals” or the “Company”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, announced today financial results for the three and six months ended June 30, 2016.

Clinical, business and corporate developments for the three month ended June 30, 2016 and to date:

•	The Phase 3 trial for lead drug candidate FMX101 in patients with moderate-to-severe acne which commenced in May 2016, is progressing as expected. The Company expects to release topline results during the first half of 2017.
•	Completed enrollment, ahead of schedule, in the Phase 2 clinical trial of FMX103 for the treatment of papulopustular rosacea. This is a double-blind, randomized placebo-controlled trial with 233 patients enrolled in 18 sites in Germany. The Company expects to release topline results of this trial before year end.
•	The Company intends to conduct a phototoxicity study later this year in support of the clinical development program for FMX102, a minocycline foam for the treatment of impetigo.
•	For FDX104 (doxycycline foam 4% for the treatment of acneiform rash associated with use of EGFRIs in cancer patients), the Company is continuing to develop the protocol and endpoints for future clinical trials as well as the pharmacology and toxicology protocols and manufacturing processes.
•	U.S. Sales of Finacea® Foam, azelaic acid 15% for the treatment of rosacea, continue to grow. The royalty payment from Bayer HealthCare AG for Finacea® Foam for Q2, 2016 was $752,000, up 10% from the first quarter of 2016. Finacea® Foam was developed as part of a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. The drug was launched by Bayer in the USA in September, 2015.

Financial highlights for the three months ended June 30, 2016:

•	Total revenues were $752,000 compared with $109,000 for the three months ended June 30, 2015. The revenues in the quarter included royalty payments from Bayer HealthCare AG for the sales of Finacea® Foam.
•	Research and development expenses were $6.7 million, compared with $2.8 million in the three months ended June 30, 2015. This increase resulted primarily from an increase in costs relating to the FMX101 and FMX103 clinical trials as well as an increase in payroll and related expenses due to an increase in the number of R&D employees.
•	Selling, general and administrative expenses were $2.1 million, compared with $2.0 million in the three months ended June 30, 2015. The increase in selling, general and administrative expenses resulted primarily from increases in travel expenses and market research costs, offset by decreases in payroll and other payroll-related expenses and insurance expenses.
•	Operating expenses totaled $8.9 million, compared with $4.8 million in the three months ended June 30, 2015.
•	Net loss was $8.2 million or $0.27 per share, basic and diluted, compared with a loss of $4.6 million or $0.18 per share, basic and diluted, for the three months ended June 30, 2015.
•	Cash, cash equivalents, short and long-term investments as of June 30, 2016 totaled $90.9 million, compared with approximately $103.8 million as of December 31, 2015.

Financial Highlights for the Six Months Ended June 30, 2016:

•	Total revenues were $1.5 million compared with $557,000 for the six months ended June 30, 2015. Revenues for the six months ended June 30, 2016 included mostly royalty payments, in the amount of $1.4 million, from Bayer HealthCare AG for the sales of Finacea® Foam.
•	Research and development expenses were $10.3 million, compared with $4.9 million in the six months ended June 30, 2015. The increase in research and development expenses relates to the Company’s Phase 3 clinical trials for FMX101, its lead product candidate for treatment of moderate-to-severe acne, and FMX103, the Company’s lead product candidate for treatment of papulopustular rosacea, as well as an increase in payroll and related expenses due to an increase in the number of R&D employees.
•	Selling, general and administrative expenses were $3.8 million, compared with $3.4 million in the six months ended June 30, 2015. The increase in selling, general and administrative expenses resulted primarily from an increase in payroll, payroll-related expenses and travel expenses.
•	Operating expenses totaled $14.1 million, compared with $8.3 million in the six months ended June 30, 2015.
•	Net loss was $12.7 million or $0.41 per share, basic and diluted, compared with a loss of $7.7 million or $0.30 per share, basic and diluted, for the six months ended June 30, 2015.

Management Overview

During the second quarter of 2016 we continued to progress the development of our lead clinical-stage product candidates, FMX101 for the treatment of moderate-to-severe acne, and FMX103 for the treatment of papulopustlar rosacea.

Regarding FMX101, in early May 2016 we commenced our Phase 3 clinical trials for the treatment of moderate-to-severe acne vulgaris.

The Phase 3 program consists of two multi-center trials, each enrolling 450 patients with moderate-to-severe acne.  Patients enrolled are being randomized on a 2:1 basis (active vs vehicle), initially into a 12-week double-blind, vehicle-controlled phase where patients will be treated once daily with either 4% minocycline foam or vehicle.  The double-blind portion of the studies will be followed by 9 months of open-label treatment with the active 4% foam to evaluate the safety of intermittent use of FMX101.

The two co-primary efficacy endpoints are (1) the absolute change from baseline in inflammatory lesion counts in each treatment group at week 12; and (2) the proportion of patients achieving success at week 12 as defined by an Investigator’s Global Assessment (IGA) score of “clear” or “almost clear” (score of 0 or 1) and at least a 2 -grade improvement (decrease) from baseline at week 12. Safety evaluation will include reported adverse events, assessments of tolerability, clinical laboratory tests and vital signs.

Patient enrollment for both Phase 3 trials is progressing as planned. We expect to report top-line results from the blinded portion of these studies in the first half of 2017.

FMX101 has the potential to be the first clinically-viable topical formulation of minocycline. This product candidate is being developed in the U.S. under the FDA’s abbreviated 505(b)(2) pathway.

FMX103, for the treatment of moderate-to-severe papulopustular rosacea, has the same active ingredient, minocycline, as our lead candidate, FMX101, for acne. Based on the positive clinical data we have generated in acne and the dermatological similarities between papulopustular rosacea lesions and inflammatory acne lesions, we believe FMX103 can be a safe and effective topical treatment for rosacea. FMX103 has the potential to offer significant advantages over the current standard of care.

During April 2016, we announced the completion of patient enrollment in our Phase 2 trial of FMX103. This is a double-blind, randomized, vehicle-controlled study in which 233 patients have been enrolled in 18 sites throughout Germany. Patients were randomized to receive FMX103 (3% minocycline foam), FMX103 (1.5% minocycline foam) or vehicle foam, once daily over 12 weeks, followed up by a 4-week post-treatment evaluation. The primary endpoints are safety, tolerability and efficacy. We expect to report top-line results of this study later this year.

We are also pursuing the development of FMX103 in the U.S. under the FDA’s 505(b)(2) regulatory pathway.

With respect to the clinical development plan of FMX102 for the treatment of impetigo, we plan to conduct a phototoxicity study later this year. Upon completion of the study, we intend to submit these results to the FDA and continue discussions regarding additional steps in the clinical development of this program.

FDX104 (4% doxycycline foam) is our novel topical foam formulation of doxycycline for the management of the acne-like rash that afflicts cancer patients taking epidermal growth factor receptor inhibitors (EGFRI) such as Erbitux® and Vectibix®. A Phase 2 trial with FDX104 in cancer patients was successfully completed last year. There are currently no drugs approved for this indication and no FDA guidance regarding the clinical and regulatory pathway for such indication. Accordingly, we are continuing to develop the protocol and endpoints for future clinical trials as well as the pharmacology and toxicology protocols and manufacturing processes.

In addition to our internal drug development pipeline, we have development and license agreements relating to our proprietary foam technology with other pharmaceutical companies, including Bayer Healthcare, Merz, Allergan and Prestium, which was recently acquired by Mylan, in various stages of development and commercialization. Our agreements with these licensees entitle us to development fees, milestone payments and royalties upon commercialization.

In September 2015, Bayer Healthcare began selling Finacea® Foam (azelaic acid 15% for the treatment of rosacea) in the U.S.  Finacea® foam is a prescription foam product which was developed as part of a research and development collaboration between Foamix and Bayer, utilizing Foamix's proprietary foam technology platform. According to our license agreement with Bayer, we are entitled to royalties and certain milestone payments upon commercialization of Finacea Foam. For the three months ended June 30, 2016, we were entitled to royalties from Bayer Healthcare in an amount of $752,000, up 10% from the first quarter of 2016, based on Bayer’s net sales of Finacea® Foam during such period. We continue to see quarter over quarter growth in the royalties from Bayer.

Financial Results for the Three Months Ended June 30, 2016

Revenues
Total revenues for the three months ended June 30, 2016 were $752,000 compared with $109,000 for the three months ended June 30, 2015. Revenues for the three months ended June 30, 2016, included royalty payments from Bayer HealthCare AG for the sales of Finacea® Foam. Revenues for the three months ended June 30, 2015 included payments for development projects with other customers.

Operating Expenses
Our operating expenses for the three months ended June 30, 2016 and 2015 were as follows:

Research and Development Expenses
Research and development expenses increased by $3.9 million, or 139%, from $2.8 million in the three months ended June 30, 2015 to $6.7 million in the three months ended June 30, 2016. The increase in research and development expenses resulted primarily from an increase of $3.3 million in costs relating to the FMX101 and FMX103 clinical trials and an increase of $556,000 in payroll and payroll related expenses due to an increase in the number of R&D employees (including bonuses and stock based compensation).

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $105,000, or 5%, from $2.0 million in the three months ended June 30, 2015 to $2.1 million in the three months ended June 30, 2016. The increase in selling, general and administrative expenses resulted primarily from an increase of $149,000 in travel expenses and a $92,000 increase in market research costs, offset by a decrease of $66,000 in payroll and other payroll-related expenses (including bonus and stock based compensation) and a $52,000 decrease in insurance expenses;

Finance Income (expenses), Net
For the three months ended June 30, 2016 we recorded financial expenses of $14,000 as opposed to financial income of $83,000 recorded for the three months ended June 30, 2015. The financial expenses in the three months ended June 30, 2016 resulted mostly from expenses on the loan received from the Binational Industrial Research and Development (“BIRD”) Fund, offset by interest and financial gains from our cash investments, whereas the financial income in the three months ended June 30, 2015 resulted from interest and financial gains from our cash investments.

Net Loss
For the three months ended June 30, 2016 we recorded a loss of $8.2 million or $0.27 per share, basic and diluted, compared with a loss of $4.6 million or $0.18 per share, basic and diluted, for the three months ended June 30, 2015.

Financial Results for the Six Months Ended June 30, 2016

Revenues
Total revenues for the six months ended June 30, 2016 were $1.5 million compared with $557,000 for the six months ended June 30, 2015. Revenues for the six months ended June 30, 2016, included mostly royalty payments, in the amount of $1.4 million from Bayer HealthCare AG for the sales of Finacea® Foam. Revenues for the six months ended June 30, 2015 included payments for development projects with other customers.

Operating Expenses
Our operating expenses for the six months ended June 30, 2016 and 2015 were as follows:

Research and Development Expenses
Research and development expenses increased by $5.4 million, or 110%, from $4.9 million in the six months ended June 30, 2015 to $10.3 million in the six months ended June 30, 2016. The increase in research and development expenses resulted primarily from an increase of $4.3 million in costs relating to the FMX101 and FMX103 clinical trials; an increase of $814,000 in payroll and payroll related expenses (including bonuses and stock based compensation) due to an increase in the number of R&D employees; and an increase of $277,000 in advisory and consulting expenses.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $443,000, or 13%, from $3.4 million in the six months ended June 30, 2015 to $3.8 million in the six months ended June 30, 2016. The increase in selling, general and administrative expenses resulted primarily from an increase of $234,000 in payroll and other payroll-related expenses (including bonus and stock based compensation); and an increase of $166,000 in travel expenses;

Finance Income, net
For the six months ended June 30, 2016 we recorded financial income of $160,000 compared to $66,000 recorded for the six months ended June 30, 2015. The increase in financial income resulted from an increase in interest and financial gains from our cash investments, partially offset by expenses on the loan received from BIRD.

Net Loss
For the six months ended June 30, 2016 we recorded a loss of $12.7 million or $0.41 per share, basic and diluted, compared with a loss of $7.7 million or $0.30 per share, basic and diluted, for the six months ended June 30, 2015.

Liquidity and Capital Resources
As of June 30, 2016 we had cash, cash equivalents, short and long-term investments of $90.9 million, compared with $103.8 million as of December 31, 2015. The decrease was mostly due to operating expenses primarily relating to the clinical trials. During the six months ended June 30, 2016 we used $12.1 million in cash in our operations compared to $5.8 million used in operating activities in the six months ended June 30, 2015.

Conference Call
Management will host an investment community conference call on August 10, 2016 at 8:30 a.m. Eastern / 5:30 a.m. Pacific / 3:30 p.m. Israel to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing Domestic: 888-397-5352; International: 719-325-2329, Conference ID: 9558347.  Webcast: http://public.viavid.com/index.php?id=120292

A replay of the call will be accessible two hours after its completion through August 24, 2016 by dialing Domestic: 877-870-5176; International: 858-384-5517; Passcode: 9558347. The call will also be archived for 90 days at www.streetevents.com and www.foamixpharma.com.

About Foamix
Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological therapy. Our clinical stage product candidates include FMX101, our novel minocycline foam for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX 103 for the treatment of rosacea and FDX104, our doxycycline foam for the management of acne-like rash induced by EGFRI anticancer drugs.

In addition, we have development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare, Merz, Allergan and Mylan.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital. We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F (File No. 161477078) filed on March 7, 2016, and elsewhere in that Annual Report. Although we believe these forward-looking statements are reasonable, they speak only as of the date of this announcement and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. Given these risks and uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Erbitux® is a registered trademark of Eli Lilly and Company. Vectibix® is a registered trademark of Amgen Inc. Finacea® is a registered trademark of Bayer Healthcare.

Contact:	U.S. Investor Relations
Ilan Hadar, CFO	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
ilan.hadar@foamixpharma.com	mrice@lifesciadvisors.com